Exhibit 99.1

SODASTREAM REPORTS FIRST QUARTER FISCAL 2018 RESULTS

Company Achieves First Quarter Records for Revenue, Operating Income and Net Income

Company Raises Full Year Outlook

AIRPORT CITY, Israel – May 2, 2018 - SodaStream International Ltd. (NASDAQ: SODA), the leading manufacturer of home beverage carbonation systems, announced today its results for the quarterly period ended March 31, 2018.

For the quarter ended March 31, 2018:

•	Revenue increased 24.6% to $143.6 million, compared to $115.3 million in the first quarter of 2017
•	Operating income increased 34.4% to $21.3 million, compared to $15.9 million in the first quarter of 2017
•	Net income increased 26.0% to $18.6 million, compared to $14.7 million in the first quarter of 2017
•	Diluted earnings per share (EPS) increased 23.1% to $0.81 compared to $0.66 in the first quarter of 2017

“There were several positive takeaways from our start to the year,” commented Daniel Birnbaum, Chief Executive Officer of SodaStream. “We delivered our ninth consecutive quarter of double-digit revenue growth, expanded gross margins by 250 basis points, and posted a significant increase in profitability. These strong year-over-year results were fueled by an acceleration in our Americas’ business led by the U.S. and Canada, our 25th consecutive quarter of double-digit growth in Germany, continued meaningful progress in Asia-Pacific and changes in foreign currency exchange rates. The first quarter was also highlighted by the launch of our new distribution model in France, which we are confident will accelerate our household penetration in this large market going forward. The change in France created a difficult first quarter comparison for sparkling water maker sales as we transitioned the business from distributor to direct selling. Excluding France, global sparkling water units were up 9% year-over-year. Importantly, our global active user base continues to increase with gas refill units up 9% to 8.3 million -- also a first quarter record -- and flavor units returning to growth, increasing 4%. We are very excited by our current momentum and believe we are well positioned to capitalize on the many global growth opportunities that still lie ahead and continue creating value for our shareholders.”

First Quarter 2018 Financial Review

Geographical Revenue Breakdown	Three Months Ended
	March 31, 2017	March 31, 2018	Increase (decrease)	Increase (decrease)
	In millions USD			%
Western Europe	$70.0	$85.3	$15.3	21.8%
The Americas	25.6	35.5	9.9	39.0%
Asia-Pacific	12.2	15.6	3.4	28.3%
Central & Eastern Europe, Middle East, Africa	7.5	7.2	(0.3)	(4.7)%
Total	$115.3	$143.6	$28.3	24.6%

Product Segment Revenue Breakdown	Three Months Ended
	March 31, 2017	March 31, 2018	Increase (decrease)	Increase (decrease)
	In millions USD			%
Sparkling Water Maker Starter Kits	$40.6	$49.9	$9.3	23.1%
Consumables	72.0	91.7	19.7	27.4%
Other	2.7	2.0	(0.7)	(27.4)%
Total	$115.3	$143.6	$28.3	24.6%

Product Segment Unit Breakdown	Three Months Ended
	March 31, 2017	March 31, 2018	Increase (decrease)	Increase (decrease)
	In thousands			%
Sparkling Water Maker Starter Kits	770	758	(12)	(1.6)%
CO2 Refills	7,602	8,272	670	8.8%
Flavors	5,203	5,432	229	4.4%

Revenue increased $28.3 million, or 24.6%, to $143.6 million compared to $115.3 million in the same period in 2017 driven by growth in most of the Company's geographic regions, primarily Germany, U.S., Canada and Australia. Changes in foreign currency exchange rates ("FX") positively impacted revenue by approximately $12.0 million, mainly driven by the strengthening of the Euro/U.S. Dollar exchange rate.

Gross margin increased 250 basis points to 55.2% compared to 52.7% for the same period in 2017. Gross margin was positively impacted by leveraging of our fixed infrastructure on higher revenue, the positive FX impact and changes in product mix, partially offset by an adverse impact on cost of revenue from the strengthening of the Israeli shekel against the U.S. Dollar. The net FX impact on gross profit was approximately $8.0 million.

Sales and marketing expenses were $43.3 million, or 30.2% of revenue, compared to $34.8 million, or 30.2% of revenue, in the same period in 2017, including the additional expenses associated with our new distribution model in France. Advertising and promotion expenses increased by $4.1 million to $20.5 million, or 14.2% of revenue, compared to $16.4 million, or 14.2% of revenue, in the same period in 2017. Sales team, distribution and logistics expenses were $22.8 million, or 15.9% of revenue, compared to $18.4 million, or 16.0% of revenue, in the same period in 2017.

General and administrative expenses increased $4.6 million to $14.6 million, or 10.2% of revenue, compared to $10.0 million, or 8.7% of revenue, in the same period in 2017. The increase was mainly due to higher share-based payment expense, additional expenses associated with the new French distribution model and the impact from FX.

Operating income increased 34.4% to $21.3 million, or 14.8% of revenue, compared to $15.9 million, or 13.8% of revenue, in the first quarter of 2017. The net positive FX impact on operating income was approximately $3.0 million.

Net financial expense was $0.5 million compared to net financial income of $1.1 million in the same period in 2017.

Tax expense was $2.3 million with an effective tax rate of 11.0%, compared to $2.2 million with an effective tax rate of 12.9% in the same period in 2017.

Net income was $18.6 million, or $0.81 per diluted share, based on 22.8 million weighted shares outstanding compared to net income of $14.7 million, or $0.66 per diluted share, based on 22.3 million weighted shares outstanding in the same period in 2017.

Balance Sheet Review

Cash and financial investments at March 31, 2018 decreased $7.0 million to $148.2 million from $155.2 million at December 31, 2017 mainly due to the acquisition of the French distributor for $21.9 million in February 2018.

Cash flow from operations less investing activities, excluding the acquisition of the Company’s French distributor, financial investments and bank deposits, was $7.1 million compared to $29.3 million in the same period in 2017.

Working capital increased 21.5% to $160.6 million compared to $132.3 million at December 31, 2017. Inventories increased 22.4% to $118.8 million compared to $97.1 million at December 31, 2017, primarily reflecting additional inventory associated with the acquisition of the French distributor’s inventory and the Company’s strong top-line growth.

Guidance

For 2018, the Company currently expects full year revenue to increase approximately 15% over 2017 revenue, up from its previous guidance of approximately 12%.

Operating income for 2018 is expected to increase approximately 15% over 2017 operating income, compared to previous guidance of approximately 10%.

Diluted earnings per share is now expected to increase approximately 8% over 2017. This compares to the previous guidance for diluted earnings per share to increase approximately 5%.

This guidance currently projects an increase in share-based payment expense of approximately $12.0 million over 2017, up from previous guidance of approximately $9.0 million.

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Conference Call and Management Commentary

A supplemental slide presentation has been furnished as part of today’s report of a foreign private issuer on a Form 6-K and will be posted on the Company’s website at http://sodastream.investorroom.com.

The Company has scheduled a conference call for 8:30 a.m. Eastern Standard Time (U.S. time) today (Wednesday, May 2, 2018) to review the Company’s financial results. The conference call will be broadcast over the Internet as a “live” listen only Webcast. To listen, please go to: http://sodastream.investorroom.com. Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the Webcast will be available for 30 days after the call.

About SodaStream International

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Non-IFRS Financial Measures

This press release contains Adjusted EBITDA which is a non-IFRS measure. Adjusted EBITDA represents earnings before interest, other components of financial expense (income), income tax, depreciation and amortization. Non-IFRS measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. A reconciliation of Adjusted EBITDA to net income, the most closely comparable IFRS measure, is included at the end of this press release.

We believe that Adjusted EBITDA, as described above, should be considered in evaluating the Company's operations. This measure facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting financial expenses (income), net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and depreciation charges and amortization of fixed and intangible assets, respectively (affecting relative depreciation and amortization expense, respectively). Non-IFRS measures should be considered in addition to results prepared in accordance with IFRS and should not be considered a substitute for the IFRS results. A reconciliation of Adjusted EBITDA to Net income, the most closely comparable IFRS measure, is included at the end of this press release. In addition, Adjusted EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions: such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to maintain or expand sales in our target markets, including the United States; our ability to maintain or continue to develop our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and/or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors discussed under the heading “Risk Factors” in the Annual Report on the Form 20-F for the year ended December 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com

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Consolidated Statements of Operations

In thousands (other than per share amounts)

	For the three months ended
	March 31,
	2017	2018
	(Unaudited)
Revenue	$115,292	$143,645
Cost of revenue	54,575	64,384

Gross profit	60,717	79,261

Operating expenses
Sales and marketing	34,822	43,330
General and administrative	10,035	14,608

Total operating expenses	44,857	57,938

Operating income	15,860	21,323

Financial expense (income), net	(1,053)	464

Income before income tax	16,913	20,859

Income tax expense	2,179	2,291

Net income for the period	14,734	18,568

Net income per share
Basic	$0.68	$0.83
Diluted	$0.66	$0.81

Weighted average number of shares
Basic	21,550	22,366
Diluted	22,323	22,848

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Consolidated Balance Sheets as of

	December 31,	March 31,
	2017	2018
	(Audited)	(Unaudited)
	(In thousands)
Assets
Cash and cash equivalents	$85,168	$73,518
Financial investments	70,000	74,678
Inventories	97,088	118,844
Trade receivables ,net	124,352	130,020
Other receivables	19,250	24,479
Derivative financial instruments	404	265
Total current assets	396,262	421,804

Property, plant and equipment	171,543	172,220
Intangible assets	38,365	51,663
Deferred tax assets	6,435	8,507
Other receivables	4,260	4,268
Total non-current assets	220,603	236,658

Total assets	616,865	658,462

Liabilities
Derivative financial instruments	215	223
Trade payables	61,215	62,528
Income tax payable	14,350	14,812
Provisions	2,602	2,724
Other current liabilities	30,461	32,697
Total current liabilities	108,843	112,984

Employee benefits	2,403	2,537
Other non-current liabilities	164	278
Deferred tax liabilities	4,279	8,560
Total non-current liabilities	6,846	11,375

Total liabilities	115,689	124,359

Shareholders’ equity
Share capital	3,599	3,692
Share premium	234,406	244,193
Translation reserve	(10,738)	(6,259)
Retained earnings	273,909	292,477
Total shareholders’ equity	501,176	534,103

Total liabilities and shareholders’ equity	$616,865	$658,462

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Consolidated Statements of Cash Flows

	For the three months ended
	March 31,
	2017	2018
	(Unaudited)
Cash flows from operating activities
Net income for the period	$14,734	$18,568

Adjustments:
Depreciation of property, plant and equipment	3,394	5,423
Amortization of intangible assets	782	880
Change in fair value of derivative financial instruments and financial investments	(1,406)	1,605
Share based payment	457	2,203
Interest income, net	(53)	(58)
Income tax expense	2,179	2,291
	20,087	30,912
Increase in inventories	(3,464)	(7,690)
Decrease (increase) in trade and other receivables	11,752	(3,715)
Increase (decrease) in trade payables and other liabilities	5,337	(2,505)
Increase in employee benefits	81	113
Increase in provisions	17	122
	33,810	17,237
Interest paid	(28)	(46)
Income tax received	100	20
Income tax paid	(2,350)	(3,594)
Net cash from operating activities	31,532	13,617

Cash flows from investing activities
Interest received	81	104
Investment in bank deposits	(7,000)	-
Investment in financial investments	-	(5,000)
Proceeds from investment grants	2,726	-
Proceeds from sale of property, plant and equipment	-	37
Proceeds from (payment for) derivative financial instruments, net	798	(1,136)
Acquisition of subsidiary, net of cash acquired	-	(21,878)
Acquisition of property, plant and equipment	(5,215)	(4,806)
Acquisition of intangible assets	(591)	(706)
Net cash used in investing activities	(9,201)	(33,385)

Cash flows from financing activities
Proceeds from exercise of employee share options	7,526	7,677
Net cash from financing activities	7,526	7,677

Net increase (decrease) in cash and cash equivalents	29,857	(12,091)
Cash and cash equivalents at the beginning of the period	50,250	85,168
Effect of exchange rates fluctuations on cash and cash equivalents	296	441

Cash and cash equivalents at the end of the period	$80,403	$73,518

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The following tables present the Company’s revenue, by

region and product type for the periods presented, as well as such revenue by region and product type as a percentage of total revenue:

	Three Months Ended
	March 31,
	2017	2018
	(Unaudited)	(Unaudited)
	Revenue (in thousands)
Western Europe	$70,022	$85,316
The Americas	25,567	35,533
Asia-Pacific	12,173	15,617
Central & Eastern Europe, Middle East & Africa	7,530	7,179
Total	$115,292	$143,645

	Three Months Ended
	March 31,
	2017	2018
	(Unaudited)	(Unaudited)
	As a percentage of revenue
Western Europe	60.7%	59.4%
The Americas	22.2%	24.7%
Asia-Pacific	10.6%	10.9%
Central & Eastern Europe, Middle East & Africa	6.5%	5.0%
Total	100.0%	100.0%

	Three Months Ended
	March 31,
	2017	2018
	(Unaudited)	(Unaudited)
	Revenue (in thousands)
Sparkling Water Maker starter kits (including exchange cylinders)	$40,591	$49,979
Consumables	71,969	91,683
Other	2,732	1,983
Total	$115,292	$143,645

	Three Months Ended
	March 31,
	2017	2018
	(Unaudited)	(Unaudited)
	As a percentage of revenue
Sparkling Water Maker starter kits (including exchange cylinders)	35.2%	34.8%
Consumables	62.4%	63.8%
Other	2.4%	1.4%
Total	100.0%	100.0%

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Reconciliation of Net income to Adjusted EBITDA*

	Three Months Ended
	March 31,
	2017	2018
	(Unaudited)	(Unaudited)
	(In thousands)
Reconciliation of Net Income to Adjusted EBITDA
Net income	$14,734	$18,568
Interest income, net	(53)	(58)
Other components of financial expense (income), net	(1,000)	522
Income tax expense	2,179	2,291
Depreciation and amortization	4,176	6,303
Adjusted EBITDA	$20,036	$27,626

* The Company’s presentation of Adjusted EBITDA is the same as its previous presentation of EBITDA except that the Company has broken out separately the element of “Financial expense (income), net” that is attributable to interest and other components of financial expense (income), net.

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